SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

File No. 812-[ ]

In the Matter of

Oppenheimer & Co. Inc.

85 Broad Street

New York, NY 10004

ADVANTAGE ADVISERS MULTI-MANAGER, L.L.C.
85 Broad Street, 24th Floor

New York, NY 10004

OPPENHEIMER HOLDINGS INC.

85 Broad Street
New York, NY 10004

December 5, 2025

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE
PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Norm Champ, P.C., Esq. Pamela Poland Chen, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022	Elizabeth A. Marino, Esq. Sidley Austin LLP 60 State Street, 36th Floor Boston, MA 02109

This Application consists of 27 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Oppenheimer & Co. Inc. Advantage Advisers Multi-Manager, L.L.C. Oppenheimer Holdings Inc. File No. 812-[ ]	: : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

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I.	Introduction and Summary of Application

Advantage Advisers Multi-Manager, L.L.C. (the “Adviser”) and Oppenheimer & Co. Inc. (“Opco” and together with the Adviser, the “Applicants”) respectfully submit this application (the “Application”) and Oppenheimer Holdings Inc. (“OPY”),1 pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for:  (1) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) to the Adviser pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (2) a permanent order exempting the Applicants and other Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Requested Orders”) in respect of the Injunction, as defined and described below, that would be entered against Opco in the Final Judgment described below.

While Opco does not currently serve as an investment adviser (as defined in Section 2(a)(20) of the Act) to, or depositor of, any registered investment company under the Act (“RIC”), an employees’ securities company (“ESC”) or an investment company that has elected be treated as a business development company under the Act (“BDC”),2 or as a principal underwriter (as defined in Section 2(a)(29) of the Act) to any open-end management investment company registered under the Act (“Open-End Fund”), registered unit investment trust (“UIT”) or registered face-amount certificate company (“FACC”) (such activities, “Fund Servicing Activities”),3 it may do so in the future. No existing company of which Opco is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”), other than the Adviser, currently serves as an investment adviser to, or a depositor of, any RIC, an ESC or a BDC, or as a principal underwriter for any Open-End Fund, UIT, or FACC registered under the Act. The Applicants request that any relief granted by the Commission pursuant to this Application apply to the Adviser, Opco, any existing company of which Opco is an Affiliated Person, and any other company of which Opco may become an Affiliated Person in the future (together with the Applicants and OPY, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act. The Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

1              OPY is a party to the Application solely for purposes of making the representations and agreeing to the conditions in the Application that apply to it.

2              Neither Applicant serves as investment adviser or depositor to a BDC or ESC.

3                 The term “Fund Servicing Activities,” as it relates to the Covered Persons (as defined below), refers to each of the capacities identified in Section 9(a) of the Act in which a Covered Person currently serves or may serve in the future.

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The Adviser serves as investment adviser to Advantage Advisers Xanthus Fund, L.L.C. (the “Fund”),4 a closed-end investment company registered under the Act (a “Closed-End Fund”).

II.	Background

A.	The Applicants

Opco, a New York corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is a wholly-owned indirect subsidiary of OPY. Opco serves as principal underwriter to the Fund.5

The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and is a wholly-owned subsidiary of Oppenheimer Asset Management Inc., which is also registered as an investment adviser under the Advisers Act (“OAM”).6 OAM and Opco are wholly-owned indirect subsidiaries, and under common control, of OPY. The Adviser was organized in 1996. The assets under management of the Adviser are approximately $3.2 billion as of June 30, 2025, nearly $3.0 billion of which constitutes the assets under management of the Fund, and the remaining of which constitutes the assets under management of other investment vehicles, each of which are separate and distinct legal entities that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

4             The term “Fund” or “Funds,” as used in the application, refers to any RIC, ESC, and BDC for which an Applicant currently provides or may in the future provide, or a Covered Person may in the future provide, Fund Servicing Activities, subject to the terms and conditions of the Orders.

5             Because the Fund is a Closed-End Fund, Opco’s role as the Fund’s principal underwriter (as defined in Section 2(a)(29) of the Act) is not covered by Section 9(a) of the Act.

6             OAM does not currently provide any Fund Servicing Activities.

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The Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company and operates as a diversified company. The Fund is the only investment company in the Advantage Advisers family of funds that is a RIC, BDC or ESC. The Fund's investment objective is to achieve maximum capital appreciation. It pursues this objective by investing its assets primarily in equity securities of U.S. and foreign companies that the Fund's sub-adviser, Alkeon Capital Management, L.L.C. (“Alkeon”), believes are well positioned to benefit from demand for their products or services, particularly companies that can innovate or grow rapidly relative to their peers in their markets. Alkeon, the Fund’s sub-adviser, is an investment adviser registered under the Advisers Act and is unaffiliated with the Applicants.

OPY is a Delaware corporation headquartered in New York, New York and listed on the New York Stock Exchange. OPY is a financial services holding company, and through its subsidiaries, is a leading middle-market investment bank and full-service broker-dealer engaged in a broad range of activities in the financial services industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), equity and fixed income research, market-making, trust services and investment advisory and asset management services. OPY is the ultimate parent company of the Applicants. OPY was organized in 1950.

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B.	The Consent and the Final Judgment

On September 13, 2022, the Commission filed a complaint in the U.S. District Court for the Southern District of New York (the “Court”) relating to the matter titled SEC v. Oppenheimer & Co. Inc., Case No. 1:22-cv-07801-JPC (the “Complaint”) alleging Opco made certain sales of municipal securities to broker-dealers and investment advisers (“Limited Offerings”) in reliance on the Limited Offering Exemption (“LOE”) in Rule 15c2-12 under the Exchange Act without satisfying the LOE’s requirements.7 The Commission asserted in the Complaint that the LOE requires, among other things, that underwriters have a reasonable belief that the municipal securities are being sold only to sophisticated investors that are each buying the securities for a single account without a view to distribute them. In the Complaint, the Commission alleged that Opco did not have a “reasonable belief” that the broker-dealers or investment advisers to which it sold its securities at issue were buying the securities for their own accounts. The Complaint also alleged that Opco negligently made deceptive statements to municipal issuers by representing to the issuers that it would offer the securities in accordance with the LOE, and, in certain cases, certifying that it had complied with the LOE. The conduct did not involve any of the Adviser's Fund Servicing Activities, the individuals who provide the Fund Servicing Activities, the Fund, or the assets of the Fund.

Opco has submitted an executed Consent of the Defendant Oppenheimer & Co. Inc. to entry of Final Judgment (the “Consent”), which will be presented to the U.S. District Court for the Southern District of New York. In the Consent, solely for the purpose of proceedings brought by or on behalf of the Commission or in which the Commission is a party, Opco consents to entry of the Final Judgment without admitting or denying the allegations made in the Complaint (except as to personal and subject matter jurisdiction, which will be admitted) (the “Final Judgment”).

7             See Rule 15c-12(d)(1)(i).

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The Final Judgment (1) permanently restrains and enjoins Opco from violating Rule 15c2-12 under the Exchange Act, Rules G-17 and G-27 of the Municipal Securities Rulemaking Board (“MSRB”) and Section 15B(c)(1) of the Exchange Act (the “Injunction”); and (2) orders Opco to pay a civil penalty in the amount of $1,200,000.

III.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person:

by reason of any misconduct, is permanently or temporarily enjoined by order, judgment or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser . . . or as an affiliated person, salesman, or employee of any investment company . . . or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3), in pertinent part, extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

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The Injunction would result in the disqualification of Opco from acting in the capacities specified in Section 9(a)(2) because Opco would be permanently enjoined by the Court from engaging in or continuing certain conduct and/or practices in connection with the offer or sale of any security. Moreover, the Final Judgment would also result in the disqualification of the Adviser under Section 9(a)(3) because Opco is an Affiliated Person of the Adviser within the meaning of Section 2(a)(3) of the Act and would be subject to an injunction described in Section 9(a)(2). Taken together, Sections 9(a)(2) and 9(a)(3) have the effect of prohibiting the Adviser from engaging in Fund Servicing Activities. Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a).

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).8

8              See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

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As a result of the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of each of the Covered Persons to continue to provide, or to provide in the future, Fund Servicing Activities, the Applicants respectfully request that the Commission grant the Requested Orders.

IV.	Statement in Support of Application

The Applicants believe they meet the standards for the exemption specified in Section 9(c). The prohibitions of Section 9(a), if applied to Covered Persons, would be unduly or disproportionately severe, and the conduct of Opco described in the Complaint is not such as to make it against the public interest or protection of investors to grant the exemption to the Applicants or any other Covered Persons. In support of their position that the Commission should issue the Requested Orders, the Applicants cite the following points.

A.	Limited Scope of the Conduct

The conduct described in the Complaint and Final Judgment (the “Conduct”) did not involve the Applicants performing Fund Servicing Activities—rather, the conduct at issue involved Opco’s sale of municipal securities, separate and apart from any Fund Servicing Activities. The Conduct similarly did not involve any Fund with respect to which the Applicants engaged in Fund Servicing Activities or its respective assets.

The Conduct was confined to Opco, as the Fund and Adviser operate in a separate line of business. The Conduct was further confined to Opco's municipal securities business and the duration of the Conduct alleged in the Complaint was limited to the time period beginning in 2017 and ending in 2022. In addition, Opco is not currently selling municipal securities in reliance on the LOE.9

9              Please note that Opco is still relying on the exemption in Rule 15c2-12(d)(1)(ii) for primary offerings of municipal securities in authorized denominations of $100,000 or more if such securities have a maturity of nine months or less. Such reliance was not at issue in connection with the Final Judgment and as such is not discussed herein.

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The Conduct emanated from Opco’s municipal securities underwriting business governed by the Securities Act of 1933 and the Exchange Act and conducted by employees of Opco’s Municipal Finance Group (“MFG”). Those employees of MFG were never employed in, have never had a role in, and will never be employed in Opco’s Fund Servicing Activities, should Opco engage in Fund Servicing Activities in the future. The employees of MFG involved in the Conduct are based in Philadelphia while the Applicants’ Fund Servicing Activities, governed by the Act and the Advisers Act, are based out of New York. Accordingly, the two businesses are separate and distinct and do not overlap in any way.

Therefore, it would undoubtedly be against the public interest and protection of investors, and would be unduly and disproportionately severe, to bar the Applicants from providing Fund Servicing Activities as a result of Conduct by Opco’s municipal securities business that is wholly unrelated to and separate from any Fund Servicing Activities.

The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”10 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it could in the present case. That is, it was not intended that the Fund would have to be deprived of its management or distribution because of misconduct that does not directly relate to the Applicants’ Fund Servicing Activities.

10            Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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In the absence of improper practices relating to the Fund Servicing Activities, therefore, the Applicants submit that applying Section 9(a) to bar the Applicants or other Covered Persons, from serving the Fund and its shareholders and other registered investment companies in the future would be unduly or disproportionately severe and against the public interest or the protection of investors.

B.	Hardships on the Fund and its Shareholders

The inability of the Adviser to continue to provide investment advisory services to the Fund would result in the Fund and the shareholders in the Fund facing unduly and disproportionately severe hardships. Neither the protection of investors nor the public interest would be served by applying the Section 9(a) disqualifications to the Adviser because those disqualifications would deprive the shareholders of the Fund of the investment advisory services that shareholders expected the Fund would receive when they decided to invest in the Fund, and result in the termination of such advisory relationship that the Fund's Board of Managers (the “Board”) (including a majority of the disinterested managers) have determined to be in the best interests of the Fund and annually approved. The Adviser has been advising the Fund for more than 25 years and has generated positive investment performance for the Fund. Many shareholders have longstanding investments and valued business relationships with the Fund.

Disruption caused by prohibiting the Adviser from continuing to serve the Fund in an advisory capacity would hamper management of the investment strategy of the Fund and could result in substantial costs to the Fund. A disruption in management could cause shareholders in the Fund to tender their interests in the Fund,11 which would frustrate efforts to effectively manage the Fund’s assets and could increase the Fund’s expense ratios to the detriment of remaining shareholders. Transitioning the Fund to another investment adviser without adequate time for the Applicants and the Board of the Fund to consider and properly evaluate alternative options could result in substantial costs to, and lost opportunities for, the Fund and its underlying shareholders. A new investment adviser could elect to engage different service providers (including sub-advisers), which could also create costs and cause disruption. Specifically, costs associated with rapidly addressing the consequences of a disqualification would include costs related to: (i) identifying a suitable successor investment adviser, including performing due diligence on such potential successor; (ii) holding a special meeting (or meetings) of the Board; and (iii) soliciting shareholders to approve a new advisory agreement. In addition, the Fund would have to expend time and other resources to engage their preferred substitute advisers and negotiate terms and restructure other service arrangements in accordance with those typically used by that adviser.

11            Subject to the discretion of the Fund's Board of Managers, the Fund generally conducts tender offers twice each year.

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The prohibitions of Section 9(a) would, therefore, operate to the financial detriment of the Fund and its shareholders even though none of the Conduct related to the Fund, any of its assets or any personnel managing the Fund, which would be unduly and disproportionately severe.

C.	Adverse Effect on the Applicants

If the Adviser was barred under Section 9(a) from providing investment advisory services to the Fund and was unable to obtain the requested exemption, the effect on its business and employees would be severe.  The Adviser, and its predecessor affiliates, have committed substantial capital and other resources over more than 25 years to establishing expertise in advising the Fund with a view to continuing and expanding this business, which is considered strategically important.  Disqualification under Section 9(a) would mean the termination of its advisory relationship with its Fund client.  Since the Adviser’s advisory services to the Fund are substantially all of the advisory services it offers, and development of new advisory business for non-investment company clients would require a substantial amount of capital and time with uncertain prospects of success, the Adviser would effectively be prevented from continuing its business. Investment advisory services provided to the Fund represents more than 93% of its assets under management as of May 2025, generating significant revenue for the Adviser. In addition, as of August 2025, there were approximately 14 employees directly supporting the Adviser's work for the Fund, none of whom had any involvement in the Conduct and many, if not all, would be subject to layoff without the requested relief being granted. Further, if the Requested Orders are not issued, highly valued long-term client relationships would be disrupted. As of June 2025, over 30% of the investors in the Fund have been invested in the Fund for over 10 years, and over 70% have been invested in the Fund for over 5 years. Prohibiting the Adviser from providing Fund Servicing Activities would also negatively impact its ability to offer clients a complete range of financial services.

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If Opco were unable to obtain the requested relief, the effect on its current business and employees would be significant. Opco has committed substantial resources to compensate its financial advisors for their ongoing servicing of the accounts of Fund shareholders. If the Applicants could no longer manage and distribute the Fund, their flagship alternative fund investment vehicle, the reputational harm to the Applicants would be irreparable and clients of the Applicants would likely look elsewhere for financial and investment advice. In addition, Opco has committed significant resources to establish expertise in underwriting the securities of Open-End Funds and establish distribution arrangements for Open-End Fund shares, with plans to expand its business in Open-End Funds and thus provide Fund Servicing Activities. Without the requested relief, Opco would lose a significant part of its current business, potentially leading to layoffs of personnel, and would lose opportunities to further expand its business through Fund Servicing Activities by distributing and managing Open-End Fund products.

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D.	Absence of Any Connection Between the Misconduct and the Applicants' Fund Servicing Activities

The Conduct did not involve any of the Adviser’s Fund Servicing Activities.  The Conduct did not involve the Fund, or the assets of the Fund, with respect to which the Adviser provides Fund Servicing Activities. Therefore, disqualifying the Adviser from serving in the capacities specified in Section 9(a) would force the Adviser to incur significant damage to its existing business, all based on Conduct that was outside of the Adviser's control and that the Adviser and its employees were not involved in. Additionally, the Conduct did not involve any personnel of Opco who would provide Fund Servicing Activities in the future as it occurred in Opco's municipal securities business, which is wholly unrelated to and separate from any Fund Servicing Activities that Opco would provide. Thus, a Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

E.	No Involvement of the Applicants' Personnel

In furtherance of the foregoing, the Applicants state that: (i) none of the current or former directors, officers or employees of the Applicants (other than certain current and former personnel of Opco who were not, are not, and will not be involved in Fund Servicing Activities) had any involvement in the Conduct; (ii) no person who has been or who subsequently may be identified by Opco or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of the Adviser, Opco, or of any Covered Person providing Fund Servicing Activities; (iii) no persons who otherwise were involved in the Conduct have had, and will have any future, involvement in the Applicants' or Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because the directors, officers and employees of the Adviser did not engage in the Conduct, shareholders of the Fund were not affected any differently than if that Fund had received services from any other non-affiliated investment adviser.

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Accordingly, the Applicants believe that the conduct of the personnel of Opco has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a) for the Applicants.

F.	Remedial Actions

In the years since the Complaint was filed, Opco has taken substantial remedial steps, to address the conduct at issue in the Complaint and Final Judgment, including the following:

New Public Finance Personnel

In January 2024, Opco hired a new Head of Public Finance (“Finance MD”) with over 30 years of experience working at other well-known industry participants and a significant amount of industry and leadership experience in the public finance industry. The Finance MD reports directly to the President and CEO of Opco and added a new managing director and a new director from outside of Opco to bolster the Public Finance team.12 The Finance MD engaged a consultant (“Consultant”) to review all existing policies and procedures applicable to Opco’s public finance and sales and trading program. As a result of the Consultant’s review, Opco has adopted an updated and revised Policy and Procedures Manual for the origination of municipal bond sales and is finalizing policies and procedures for the sales and trading of municipal bonds including procedures designed to achieve compliance with SEC and MSRB rules including, but not limited to, SEC Rule 15c2-12 and the exemptions therefrom. The procedures for originating municipal bonds sales and the procedures for the sale and trading of municipal bonds have been updated to include the prohibition on the use of the LOE absent a written instruction from Opco’s Chief Compliance Officer discussed below.

12            The addition of these industry veterans who possess significant knowledge and have long standing regulatory supervision experience with the rules governing municipal bond conduct will significantly strengthen Opco’s municipal bond supervision and compliance programs.

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Current Status –LOE

As of September 2022, when the lawsuit was filed against Opco by the Commission, Opco made changes to cease relying on the LOE.13 Opco instructed its Municipal Underwriting Group, both verbally and in writing, to no longer rely on the LOE to sell municipal securities unless and until they were notified in writing by Opco’s Chief Compliance Officer (“CCO”) that they may once again conduct transactions in reliance on the exemption. Opco is not currently relying on the LOE and has required its applicable personnel to complete a certification attesting to their understanding of the instruction.

Opco has also created two new controls—a pre-trade control and a post-trade control—around the purchase of municipal notes designed to ensure that its Municipal Underwriting Group is not relying on the LOE. These controls have been incorporated into the written supervisory procedures applicable to the sale and trading of municipal bonds. On a weekly basis, the pre-trade control requires the municipal trading personnel to obtain pre-approval from the fixed income supervisor to bid on applicable municipal deals (“Pre-Approved Weekly Deal List”). Specifically, the municipal trading personnel are required to provide a list of all municipal note issues it intends to bid during the coming week. For each deal, the municipal trading personnel must indicate if an offering statement that is compliant with Rule 15c2-12 is on file, the size of the offering, the maturity of the offering and/or the denomination of the offering, as well as evidence that supports such information. The fixed income supervisor reviews the information provided by the desk and approves or denies the ability to bid on each offering. Only offerings that do not rely on the LOE may be approved. Only pre-approved note deals may be bid by the municipal trading personnel.

13           During the period from September 2022 through present, Opco inadvertently engaged in two transactions in reliance on the LOE. In such instances, Opco immediately took steps to ensure that the transactions were documented and that the purchaser agreed to terms and conditions that met the parameters of the LOE.

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For a post-trade control, Opco’s municipal trading regulatory supervisor (“MTRO”) worked to create a systemic alert that notifies the MTRO in real-time when a municipal note with an issue size of $1 million or more with a maturity greater than nine months has been purchased by Opco’s desk. Once notified by the alert, the MTRO will determine whether the ability to bid on the offering was pre-approved, an offering statement (“OS”) for the issue exists and the traders obtained, reviewed and determined the OS was compliant with Rule 15c2-12 prior to purchasing the municipal notes. To the extent a compliant OS exists, Opco will rely on the OS and not the LOE when selling a municipal note. To the extent no compliant OS exists, the traders are instructed to contact the CCO immediately. Unless and until a procedure regarding reliance on the LOE is adopted (discussed below), the CCO will require Opco to hold the note rather than rely on the LOE.

Future Reliance –LOE

Opco does not intend to rely on the LOE unless it can ensure it remains compliant with SEC and MSRB rules, including exemptions therefrom.

If Opco intends to utilize the LOE at some point in the future, Opco will implement a procedure for use of the LOE to ensure compliance with the LOE.

Any new LOE Procedure (“LOE Procedure”) will be implemented only at the written direction of the CCO to the extent the CCO determines that the SEC has provided guidance satisfactory to the CCO or an industry standard has emerged. To the extent that the CCO directs the implementation of the procedure set forth above, Opco’s Internal Audit department will, within six months of implementation of a LOE Procedure, audit the effectiveness of such procedure.

As a result of the foregoing, the Applicants respectfully submit that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

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G.	Actions Taken with Respect to the Fund

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Adviser has briefed the lead independent manager on the Board, has briefed the full Board at an in-person meeting of the Board held on August 7, 2025 regarding the circumstances that led to the Injunction, any impact on the Fund and this Application. The Adviser distributed to the Board of the Fund written materials describing the circumstances that led to the Injunction, any impact on the Fund and this Application, and the materials were discussed at an in-person meeting with the Board on November 21, 2025, including the managers who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Adviser undertakes to provide the Board with all information concerning the Injunction and this Application necessary for the Fund to fulfill its disclosure and other obligations under the federal securities laws and will provide it a copy of the Final Judgment entered by the Court.

H.	The SEC Has Previously Granted Section 9(c) Waiver Arising Out of Similar Conduct

The SEC has granted several Section 9(c) waivers arising out of conduct relating to securities offerings or activities.14 In each of these instances, the SEC found that (i) the prohibitions of Section 9(a), as applied to the financial institution, would be unduly or disproportionately severe; and/or that (ii) the conduct was such as not to make it against the public interest or protection of investors for the SEC to grant a waiver from Section 9(a) of the Act. The Conduct is, in all respects relevant to the matter at hand, materially similar to the conduct at issue in the prior proceedings. The SEC’s prior Section 9(c) waivers in similar cases demonstrate that the public interest would not be furthered by barring the Applicants from providing Fund Servicing Activities as a result of Conduct that has nothing to do with the Applicant’s Fund Servicing Activities. Rather, a denial would have the opposite of its intended effect, as it would result in needless harm to investors that have entrusted the Applicants to manage their assets for decades.

14           See Deutsche Bank AG, et al., Investment Company Act Release Nos. 34025 (September 24, 2020) (notice and temporary order) and 34053 (October 20, 2020) (permanent order); Charles Schwab & Co. Inc. and Charles Schwab Investment Management, Inc., Investment Company Act Release Nos. 33157 (July 10, 2018) (notice and temporary order) and 33195 (August 7, 2018) (permanent order); and Royal Bank of Canada, et al., Investment Company Act Release Nos. 31388 (December 19, 2014) (notice and temporary order) and 31411 (January 13, 2015) (permanent order).

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I.	The Applicants’ Prior Section 9(c) Orders

Neither Applicants nor any of their affiliates have previously applied for orders under Section 9(c).

J.	The Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.	Neither the Applicants, OPY, nor any of the other Covered Persons will employ any person to provide Fund Servicing Activities who previously has been or who subsequently may be identified by the Applicants or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

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3.	Each Applicant, OPY, and any other Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Requested Orders within 60 days of the date of the Permanent Order.

4.	The material terms and conditions of the Final Judgment will be complied with in all material respects.

5.	The Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Requested Orders and Consent within 30 days of discovery of the material violation.

K.	Conclusion

For the reasons set forth above, the Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for entry of the Requested Orders by the Commission.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Dennis P. McNamara, Esq.

Oppenheimer & Co. Inc.

85 Broad Street, 22nd Floor

New York, NY 10004

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with copies to:

Norm Champ, P.C., Esq.
Pamela Poland Chen, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Elizabeth A. Marino, Esq.

Sidley Austin LLP

60 State Street, 36th Floor

Boston, MA 02109

The Applicants request that the Commission issue the Requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, the Applicants state that, under the provisions of its governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors or Trustees, officers or other governing body, as applicable.  The Applicants represent that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-2 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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SIGNATURES

Opco below has caused this Application to be duly signed on its behalf on December 5, 2025. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OPPENHEIMER & CO. INC.

By:	/s/ Dennis P. McNamara
Name:	Dennis P. McNamara
Title:	Executive Vice President and General Counsel

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SIGNATURES

The Adviser below has caused this Application to be duly signed on its behalf on December 5, 2025. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ADVANTAGE ADVISERS MULTI-MANAGER, L.L.C.

By:	/s/ Bryan E. McKigney
Name:	Bryan E. McKigney
Title:	President

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SIGNATURES

OPY below has caused this Application to be duly signed on its behalf on December 5, 2025. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OPPENHEIMER HOLDINGS INC.

By:	/s/ Dennis P. McNamara
Name:	Dennis P. McNamara
Title:	Corporate Secretary

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Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Vice President and General Counsel of Oppenheimer & Co. Inc. certifies that this Application is signed by him pursuant to the general authority vested in him.

IN WITNESS WHEREOF, I have set my hand this December 5, 2025.

OPPENHEIMER & CO. INC.

By:	/s/ Dennis P. McNamara
Name:	Dennis P. McNamara
Title:	Executive Vice President

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Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected President of Advantage Advisers Multi-Manager, L.L.C. certifies that this Application is signed by him pursuant to the general authority vested in him.

IN WITNESS WHEREOF, I have set my hand this December 5, 2025.

ADVANTAGE ADVISERS MULTI-MANAGER, L.L.C.

By:	/s/ Bryan E. McKigney
Name:	Bryan E. McKigney
Title:	President

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Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected Corporate Secretary of Oppenheimer Holdings Inc. certifies that this Application is signed by him pursuant to the general authority vested in him.

IN WITNESS WHEREOF, I have set my hand this December 5, 2025.

OPPENHEIMER HOLDINGS INC.

By:	/s/ Dennis P. McNamara
Name:	Dennis P. McNamara
Title:	Corporate Secretary

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